United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Amendment No.  2

Under the Securities and Exchange Act of 1934

Middleton Doll Company
(Name of Issuer)

Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
Title of Class of Securities

59669P201(CUSIP Number)

Thomas G. Berlin
Berlin Financial,Ltd.
1325 Carnegie Ave, Cleveland,OH 44115
(216) 479.0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G toreport this acquisition which is the subject of this Schedule 13D, and isfiling this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containinginformation which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7        Sole Voting            0
Beneficially
Owned By Each                    Shared Voting          21,397
Reporting Person
With              9              Sole Dispositive   	0

                10               Shared Dispositive	21,397

11	Aggregate Amount Beneficially owned		21,397

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 5.16%

14	Type of Reporting Person	IA, IN

Item	1.  Security and Issuer

CUSIP	59669P201

Middleton Doll Company
W 239 N 1700 Busse Road
Waukesha, WI 53188-1160
Phone: 262-523-4300

Item 2. Identity and Background.

(a) The name of the reporting person is Thomas G. Berlin.

(b) The Reporting person's address is Berlin Financial, Ltd.,
1325 Carnegie Ave, Cleveland, OH 44115

(c) The Reporting Person's occupation is managing member;investment advisor;Berlin Financial,Ltd., 1325 Carnegie Ave, Cleveland, OH 44115.

(d) None

(e) None

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Capital Shares (as defined in Item 4) were purchased using funds of Berlin Capital Growth, L.P. The Reporting Person is the managing member of the General Partner of Berlin Capital Growth, L.P.

Income Shares (as defined in Item 4) were purchased using funds of Berlin Income, L.P. The Reporting Person is the managing member of the General Partner of Berlin Income, L.P.

The Privately Managed Shares (as defined in Item 4) were purchased using funds of each respective account holder. The Reporting Person is the managing member of the Privately Managed Accounts.

Item 4. Purpose of Transaction.

The Reporting Person purchased certain shares (the "Capital Shares") in his capacity as the managing member of the General Partner of Berlin Capital Growth, L.P. and for the account of Berlin Capital Growth, L.P. Capital Shares were purchased and sold solely for investment purposes.

The Reporting Person purchased certain shares (the "Income Shares") in his capacity as the managing member of the General Partner of Berlin Income, L.P. and for the account of Berlin Income, L.P.
Income Shares were purchased and sold solely for investment purposes.

The Reporting Person purchased and sold certain shares
(the "Privately Managed Shares") in his capacity as the managing member of the Privately Managed Accounts. Privately Managed Shares were purchased and sold solely for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate amount owned by the Reporting Person is 21,397 shares or 5.16% of the outstanding shares.

(b)

				Shares			Percentage
Sole Voting Power                    0                   0%
Shared Voting Power 		21,397                 5.16%
Sole Dispositive Power		     0                   0%
Shared Dispositive Po           21,397                 5.16%

The reporting Person shares voting and dispositive power with the following clients in the following amounts: Berlin Capital Growth, L.P., 4,420 shares; Berlin Income, L.P., 4,364 Privately Managed
Accounts, 12,613 shares.

The address of Berlin Capital Growth, L.P., Berlin Income, L.P. and the Privately Managed Accounts is c/o the Reporting Person.
There is no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.


(c)	On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below. Each such purchase or sale occurred through a customary broker transaction.

Capital Shares

Date		Shares	   Price/Share	  Sold or Bought
12/29/2006	12171		16.25		s


Income Shares

Date		Shares	   Price/Share	  Sold or Bought
11/28/2006	1500		15.8		b
12/29/2006	12019		16.25		s


Privately Managed Shares

Date		Shares	    Price/Share	  Sold or Bought
11/21/2006	1000		15.9		b
11/21/2006	1900		15.94		s
11/21/2006	3600		15.88		b
11/28/2006	500		15.8		b
12/6/2006	500		15.75		b
12/6/2006	500		15.78		b
12/8/2006	500		15.7		b
12/8/2006	1000		15.72		b
12/29/2006	3961		16.25		s
12/29/2006	220		16.25		s
12/29/2006	1834		16.25		s
12/29/2006	1834		16.25		s
12/29/2006	917		16.25		s
12/29/2006	8574		16.25		s
12/29/2006	1467		16.25		s
12/29/2006	13718		16.25		s



d)	Not Applicable.

e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to the Issuer.

	The partners of Berlin Capital Growth, L.P. and Berlin Income, L.P. have the right to receive distributions of the net assets of Berlin Capital Growth, L.P. and Berlin Income, L.P. Those net assets include any proceeds from the sale of Capital and Income Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2007

/s/
Thomas G. Berlin